Filing by Luxottica Group S.p.A

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Luxottica Group S.p.A

Commission File No.:  001-10421

January 17, 2017

A MESSAGE FROM MASSIMO VIAN, CEO FOR PRODUCT AND OPERATIONS

Dear Colleagues,

Today we are writing a new page in the history of our Company.

The marriage between Luxottica and Essilor creates a new integrated player, which will be able to deliver a complete product offering and unprecedented service to the market, thanks to the professional skills and passion of our people.

This crucial step strengthens the decisions that Luxottica took over the last few years, gives new significance to our projects and investments in the ophthalmic field and distribution channels, opens the doors to play a primary role on the global market and to continue to serve our clients in the most excellent way.

We now have extraordinary opportunities to grow. It is a future not yet written that hinges on research and development, creativity, wealth of expertise and know-how.

I am sure that you will seize this opportunity and play an active role in this very exciting challenge. Today, the best way to contribute to this new development phase is to remain focused on the execution of our business projects.

I am glad to share with you the message that our Chairman Leonardo Del Vecchio addressed to all of you to comment on this agreement.

Massimo Vian
CEO for Product & Operations

A MESSAGE FROM OUR CHAIRMAN LEONARDO DEL VECCHIO

Good morning everyone,

I am very pleased to share with you today the achievement of a life-time dream, namely the creation of a global and integrated player in the eyewear market.Together with Essilor, the world’s leading ophthalmic optics company, we have decided to write a new chapter in the history of our companies. The history of both our companies has been marked by a continuous search for excellence and by the constant desire to innovate, not only our products, but also every aspect of our work.

Once again, we are proving our skill in being forward-looking, beyond the normal scope of our business, in order to address the evolution of our industry to the advantage of our customers and of all consumers. We wish to integrate the excellence of design and the prestige of our brands with the technology of both Luxottica’s sun lenses and Essilor’s ophthalmic lenses. Together, we will offer opticians and end consumers top quality products and services, unrivaled on the market.

The Luxottica of today, after the recent reorganizations and strategic refocusing, is a Company which is strong in all markets and with a simple, efficient and fast decision-making process, thanks to the contribution of you all.

In the last two years I have worked hard, together with Luxottica’s top management, sometimes opting for daring choices, in order to prepare the company to be able to seize every single opportunity in terms of growth and innovation and above all, to be ready to undertake this venture, which will nurture even more what we have been building together in over 50 years of history.

The agreement with Essilor allows us to speed up the implementation of our vertically integrated business model, adding the last component to our offer - ophthalmic lenses.

With the announcement of this operation, we prepare ourselves to take a major step forward in the achievement of our vision: offering a product where integration between frames and lenses is the main reason for its success.

Luxottica and Essilor will join their forces and the immeasurable value of their cultures, people and skills with the unique intent of increasingly serving our clients and consumers better. Even the natural synergies which will be generated will have as a main goal that of favoring the entire value chain and opticians, who have always been an essential element of our success.

Right from the start, I wish to reassure you that all decisions were taken in the common interest of all stakeholders and, above all, with the intent of creating a European champion that keeps its Italian roots strong.

We will continue to invest in Italy and in all our relevant markets, developing our excellence in the field of production and distribution.

I want to thank all of you for contributing to the success of our Company. I encourage you to look ahead with enthusiasm into this new chapter that enhances our plans for continued growth.

I wish you the best for your work.

Leonardo del Vecchio
Executive Chairman of Luxottica Group

Forward Looking Statements

These statements include forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-

looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor and Luxottica (including the benefits, results, effects and timing of a transaction), all statements regarding Luxottica’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Luxottica (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Luxottica based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Luxottica’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Luxottica and Essilor are unable to predict or control. Such factors may cause Luxottica’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Luxottica cautions investors that any forward-looking statements made by Luxottica are not guarantees of future performance. Luxottica disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information

These statements do not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. In connection with the proposed transaction, Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus and well as other documents filed with the authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. Those documents, when filed, may also be obtained free of charge from (i) Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team by email at invest@essilor.com or by phone at +33(0) 1 49 77 42 16  or (ii) Luxottica’s website at www.luxottica.com or by contacting Luxottica’s Investor Relations team by email at investorrelations@luxottica.com or by phone at +39 (02) 8633 4870.